UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

On March 24, 2026, SEALSQ Corp (NASDAQ: LAES) (the "Company") announced that it signed a non-binding Letter of Intent ("LOI") to acquire 100% of the equity interest of Miraex SA ("Miraex"), a Switzerland-based developer of photonics-based quantum interconnect solutions. Miraex is headquartered at the EPFL Innovation Park in Ecublens, Switzerland. The LOI provides for a 60-day exclusivity period during which the parties will conduct confirmatory due diligence and negotiate definitive transaction documents. The LOI is binding on the part of Miraex.

This report contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Forward-looking statements in this report include, but are not limited to, statements regarding the proposed acquisition of Miraex, the expected timing for completing the proposed transaction, the anticipated benefits of the proposed transaction, and the Company's plans, objectives, expectations and intentions. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.

Forward-looking statements can generally be identified by words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions and the negatives of those terms. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (i) the risk that the proposed transaction may not be completed on a timely basis or at all; (ii) the failure to satisfy the conditions to the completion of the proposed transaction, including the negotiation of definitive transaction documentation; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the LOI; (iv) the effect of the announcement of the proposed transaction on the Company's business relationships, operating results and business generally; (v) risks that the proposed transaction disrupts current plans and operations; (vi) the Company's ability to realize the anticipated benefits of the proposed transaction; (vii) the amount of the costs, fees, expenses and charges related to the proposed transaction; (viii) risks related to disruption of management's attention from the Company's ongoing business operations due to the proposed transaction; and (ix) other risks and uncertainties described in the Company's filings with the Securities and Exchange Commission.

There can be no assurance that the proposed transaction will be consummated or as to the timing or terms of any definitive agreement. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer